UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Trex Company, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

89531P-10-5

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 89531P-10-5	13G/A	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS Carl W. Knobloch, Jr. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 72,848
	6.	SHARED VOTING POWER 358,752
	7.	SOLE DISPOSITIVE POWER 72,848
	8.	SHARED DISPOSITIVE POWER 358,752
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 431,600
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.55%
12.	TYPE OF REPORTING PERSON* IN

CUSIP No. 89531P-10-5	13G/A	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS Emily C. Knobloch I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 305,260
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 305,260
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 305,260
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.8%
12.	TYPE OF REPORTING PERSON* IN

CUSIP No. 89531P-10-5	13G/A	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS William R. Knobloch I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 244,540
	6.	SHARED VOTING POWER 53,492
	7.	SOLE DISPOSITIVE POWER 244,540
	8.	SHARED DISPOSITIVE POWER 53,492
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 298,032
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.76%
12.	TYPE OF REPORTING PERSON* IN

Item 1(a).	Name of Issuer:

Trex Company, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

160 Exeter Drive

Winchester, Virginia 22603-8605

Item 2(a).	Name of Person Filing:

This Schedule 13G/A is filed on behalf of the following persons (the “Reporting Persons”):

Carl W. Knobloch, Jr.

Emily C. Knobloch

William R. Knobloch

Item 2(b).	Address of Principal Business Office:

The address of each of the Reporting Persons is:

P.O. Box 1530

Wilson, WY 83014

Item 2(c).	Citizenship:

Carl W. Knobloch, Jr. is a citizen of the United States of America.

Emily C. Knobloch is a citizen of the United States of America.

William R. Knobloch is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

89531P-10-5

CUSIP No. 89531P-10-5	13G/A	Page 6 of 11 Pages

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	___	Broker or dealer registered under Section 15 of the Act.
(b)	___	Bank as defined in Section 3(a)(6) of the Act.
(c)	___	Insurance company as defined in Section 3(a)(19) of the Act.
(d)	___	Investment company registered under Section 8 of the Investment Company Act of 1940.
(e)	___	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).
(f)	___	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).
(g)	___	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).
(h)	___	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	___	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
(j)	___	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).
(k)	___	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

The Reporting Persons may be deemed to beneficially own shares of the common stock, par value $0.01 per share (the “Common Stock”) of Trex Company, Inc. (the “Issuer”) which are held in certain family foundations and trusts, with the Reporting Persons being the officers, trustees or co-trustees thereof. Where the Reporting Person is the sole trustee of a trust, or has sole voting and dispositive power with respect to the shares of the Common Stock held by a foundation, the Reporting Person may be deemed to have sole voting and dispositive power of the Common Stock held in such trust or foundation. Where the Reporting Person is a co-trustee of a trust, or has shared voting or dispositive power with respect to the shares of the Common Stock held by a foundation, the Reporting Person may be deemed to have shared voting or dispositive power of the Common Stock held in such trust or foundation.

On or about July 1, 2012, the Reporting Persons acquired 254,672 shares of the Issuer’s Common Stock in connection with a conversion feature of the Issuer’s 6.00% Convertible Senior Subordinated Notes (the “Notes”), upon the maturation of the Notes held by the family foundations and trusts (the “Note Conversion Transaction”).

During the 2012 calendar year, the Reporting Persons disposed of an aggregate of 1,328,410 shares of the Issuer’s Common Stock (the “Disposition Transactions” and together with the Note Conversion Transaction, the “2012 Transactions”).

CUSIP No. 89531P-10-5	13G/A	Page 7 of 11 Pages

Number of shares as to which Carl W. Knobloch, Jr. may be deemed to own after the 2012 Transactions:

Sole Voting Power:	72,848
Shared Voting Power:	358,752
Sole Dispositive Power:	72,848
Shared Dispositive Power:	358,752
Aggregate Amount Beneficially Owned:	431,600
Percent of Class*:	2.55%

Number of shares as to which Emily C. Knobloch may be deemed to own after the 2012 Transactions:

Sole Voting Power:	0
Shared Voting Power:	305,260
Sole Dispositive Power:	0
Shared Dispositive Power:	305,260
Aggregate Amount Beneficially Owned:	305,260
Percent of Class*:	1.8%

Number of shares as to which William R. Knobloch may be deemed to own after the 2012 Transactions:

Sole Voting Power:	244,540
Shared Voting Power:	53,492
Sole Dispositive Power:	244,540
Shared Dispositive Power:	53,492
Aggregate Amount Beneficially Owned:	298,032
Percent of Class*:	1.76%

*Based upon 16,937,942 shares of the Issuer’s Common Stock outstanding as of October 23, 2012, as reported in the Issuer’s quarterly report on Form 10-Q for the period ended September 30, 2012.

Each of the Reporting Persons disclaim beneficial ownership of shares held in a (i) trust for which such Reporting Person is not a trustee and (ii) foundation for which such Reporting Person does not have voting or dispositive power with respect to the shares of the Common Stock held by such foundation.

CUSIP No. 89531P-10-5	13G/A	Page 8 of 11 Pages

Item 5.	Ownership of Five Percent or Less of Class

If this statement is being filed to report the fact that as of the date hereof each Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 89531P-10-5	13G/A	Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2013

CARL W. KNOBLOCH, JR.

/s/ Carl W. Knobloch, Jr.

EMILY C. KNOBLOCH

/s/ Carl W. Knobloch, Jr.
By: Carl W. Knobloch, Jr.
Title: Attorney-in-Fact

WILLIAM R. KNOBLOCH

/s/ Carl W. Knobloch, Jr.
By: Carl W. Knobloch, Jr.
Title: Attorney-in-Fact

CUSIP No. 89531P-10-5	13G/A	Page 10 of 11 Pages

EXHIBIT INDEX

Exhibits	Description
A	Joint Filing Agreement among the Reporting Persons dated February 15, 2013.
B	Power of Attorney for Emily C. Knobloch dated May 14, 2007, incorporated by reference to Exhibit B to the Schedule 13G/A filed by the Reporting Persons with the Securities and Exchange Commission on January 25, 2008.
C	Power of Attorney for William R. Knobloch dated May 14, 2007, incorporated by reference to Exhibit C to the Schedule 13G/A filed by the Reporting Persons with the Securities and Exchange Commission on January 25, 2008.

CUSIP No. 89531P-10-5	13G/A	Page 11 of 11 Pages

EXHIBIT A

AGREEMENT OF JOINT FILING

In accordance with Rule 13d-l(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that this Schedule 13G/A is filed on behalf of each of them and that all subsequent amendments to this Schedule 13G/A may be filed on behalf of each of them without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or her contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or she knows that such information is inaccurate.

Dated: February 15, 2013

CARL W. KNOBLOCH, JR.

/s/ Carl W. Knobloch, Jr.

EMILY C. KNOBLOCH

/s/ Carl W. Knobloch, Jr.
By: Carl W. Knobloch, Jr.
Title: Attorney-in-Fact

WILLIAM R. KNOBLOCH

/s/ Carl W. Knobloch, Jr.
By: Carl W. Knobloch, Jr.
Title: Attorney-in-Fact